

Anthony Favazza · 3rd

Hungry and Foolish

Saint Louis, Missouri · 500+ connections · **Contact info**

DiningCircle


University of Virginia of Law

Experience

President
DiningCircle
Jan 2010 – Present · 10 yrs 7 mos
St. Louis (Nationwide)

Making it easy and affordable for restaurants to accept web-enabled reservations

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President
Ascension Mobile
Sep 2008 – Present · 11 yrs 11 mos
St. Louis (Nationwide)

Providing Outsourced Mobile Telecom Management. We deliver service and savings to our customers.

Principal
Mooney Favazza
Sep 2008 – Present · 11 yrs 11 mos

Boutique law firm providing advice to closely-held corporations and family-owned businesses.

M&A Attorney





Jones Day
Sep 2001 – Apr 2008 · 6 yrs 8 mos

Education



University of Virginia School of Law
JD, Mergers and Acquisitions, General Corporate Matters
1998 – 2001



The Catholic University of America
BA, Philosophy
1994 – 1998

St. Louis University High
1990 – 1994

Skills & Endorsements

Entrepreneurship · 53

 Endorsed by **Bob Christopher and 2 others who are highly skilled at this**

 Endorsed by **5 of Anthony's colleagues a** Day

Mergers & Acquisitions · 35

 Endorsed by **5 of Anthony's colleagues at Jones Day**

Management · 31

 Endorsed by **4 of Anthony's colleagues at Jones Day**

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